

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2022

Jason Wilk
Chief Executive Officer
Dave Inc.
750 N. San Vicente Blvd.
900W West Hollywood, CA 90069

      Re: Dave Inc.
          Registration Statement on Form S-1
          Filed February 2, 2022
          File No. 333-262478

Dear Mr. Wilk:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance